Mail Stop 6010

August 2, 2006

Via U.S. Mail and Facsimile to (408) 474-1077

Richard D. Crowley
Chief Financial Officer
Micrel, Incorporated
2180 Fortune Drive
San Jose, CA 95131

      Re: Micrel, Incorporated
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              Filed May 9, 2006
              File No. 000-25236

Dear Mr. Crowley:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in the comment. In the comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Condensed Consolidated Statements of Operations, page 4

1.   Please revise future filings to remove the "total stock compensation" caption from the table included as a footnote on the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, you may present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant